UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


In the Matter of

Northeast Utilities                                             Quarterly
The Connecticut Light and Power Company                        Certificate as
Western Massachusetts Electric Company                          to Partial
Holyoke Water Power Company                                    Consummation
Northeast Nuclear Energy Company                                   of
Northeast Utilities Service Company                            Transaction
Rocky River Realty Company

Berlin, Connecticut

File No. 70-7111

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company in this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the first quarter of 1997:




























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

     NORTHEAST UTILITIES SERVICE COMPANY
     BANK BORROWINGS

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NIANTIC BAY FUEL TRUST

11   NORTHEAST UTILITIES MONEY POOL

12   CAPITAL CONTRIBUTIONS

Dated as of March 31, 1997

          Northeast Utilities Service Company
          /s/ Robert C. Aronson
          Assistant Treasurer



ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:  $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $68,250,000
THERE WAS $0 OF COMMERCIAL PAPER AND $0  SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  Invested ($39,975,000)

                                          AMOUNT
     NAME OF BANK                           $          DATE SOLD

    INDUSTRIAL BANK OF JAPAN            30,000,000     01/02/97
    INDUSTRIAL BANK OF JAPAN            15,000,000     01/09/97
    INDUSTRIAL BANK OF JAPAN            15,000,000     01/09/97
   *INDUSTRIAL BANK OF JAPAN            15,000,000     01/16/97
    INDUSTRIAL BANK OF JAPAN            30,000,000     01/23/97
    CITIBANK                            27,000,000     01/24/97
   *INDUSTRIAL BANK OF JAPAN            30,000,000     02/06/97
   *INDUSTRIAL BANK OF JAPAN            30,000,000     02/13/97
   *INDUSTRIAL BANK OF JAPAN            30,000,000     02/21/97
   *STATE STREET BANK                   11,250,000     02/27/97
   *CITIBANK                            27,000,000     02/28/97
   *INDUSTRIAL BANK OF JAPAN            30,000,000     02/28/97
   *CITIBANK                            27,000,000     03/05/97
   *STATE STREET BANK                   11,250,000     03/27/97

*REPRESENTING REFINANCING OF MATURING LOANS
NORTHEAST UTILITIES
BY/s/Robert C. Aronson
ITS ASSISTANT TREASURER
DATED March 31, 1997

ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                      $207,500,000
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  Invested ($225,300,000)

                          AMOUNT
NAME OF BANK                $           DATE SOLD

CITIBANK                 2,500,000      02/18/97
CITIBANK                 7,500,000      02/18/97
CITIBANK                49,375,000      03/18/97
CITIBANK                58,125,000      03/18/97
CITIBANK                90,000,000      03/18/97

*REPRESENTING REFINANCING OF MATURING LOANS
DATED March 31, 1997


          THE CONNECTICUT LIGHT AND POWER COMPANY
          BY/s/Robert C. Aronson
          ITS ASSISTANT TREASURER

May 9, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from January 1, 1997 to March 31, 1997, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers








ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $15,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997
MONEY POOL BALANCE ON March 31, 1997:   Borrowed $75,900,000

                    AMOUNT
NAME OF BANK           $           DATE SOLD

 SWISS BANK CORP.   15,000,000     02/13/97
*SWISS BANK CORP.   15,000,000     03/18/97

*REPRESENTS REFINANCING OF MATURITY LOANS
DATED March 31, 1997
WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY /s/Robert C. Aronson
 ITS ASSISTANT TREASURER


May 9, 1997
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from January 1, 1997 to March 31, 1997, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers

ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  Invested ($5,750,000)



ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  Invested ($70,000,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  Borrowed $16,400,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.

MONEY POOL BALANCE ON March 31, 1997:  Borrowed:  $20,750,000

ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.
MONEY POOL BALANCE ON March 31, 1997:  Borrowed: ($250,000)

ATTACHMENT 10
COMPANY:  NIANTIC BAY FUEL TRUST
PERIOD:  January 1, 1997 through March 31, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $87,500,000
THERE WAS NO COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON March 31, 1997.

NAME OF BANK                            AMOUNT         DATE SOLD
                                          $
 CONTINENTAL ILLINOIS NATIONAL BANK      9,500,000     01/03/97
*CONTINENTAL ILLINOIS NATIONAL BANK      8,000,000     01/09/97
*CONTINENTAL ILLINOIS NATIONAL BANK     54,000,000     01/07/97
*CONTINENTAL ILLINOIS NATIONAL BANK      9,000,000     01/23/97
*CONTINENTAL ILLINOIS NATIONAL BANK      8,000,000     01/27/97
*CONTINENTAL ILLINOIS NATIONAL BANK      9,500,000     02/03/97
 CONTINENTAL ILLINOIS NATIONAL BANK      6,000,000     02/10/97
 CONTINENTAL ILLINOIS NATIONAL BANK     54,500,000     02/18/97
*CONTINENTAL ILLINOIS NATIONAL BANK      9,000,000     02/24/97
*CONTINENTAL ILLINOIS NATIONAL BANK      8,000,000     02/27/97
*CONTINENTAL ILLINOIS NATIONAL BANK      9,500,000     03/03/97
*CONTINENTAL ILLINOIS NATIONAL BANK      6,000,000     03/10/97
 CONTINENTAL ILLINOIS NATIONAL BANK      9,500,000     03/03/97
 CONTINENTAL ILLINOIS NATIONAL BANK      6,000,000     03/10/97
*CONTINENTAL ILLINOIS NATIONAL BANK     55,000,000     03/18/97
*CONTINENTAL ILLINOIS NATIONAL BANK      9,000,000     03/24/97
*CONTINENTAL ILLINOIS NATIONAL BANK      8,000,000     03/27/97


*representing refinancing of maturing loans dated March 31, 1997

NIANTIC BAY FUEL TRUST
BY /S/ Robert C. Aronson
ITS ASSISTANT TREASURER
        ATTACHMENT 11
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: January 1997
NUMBER OF DAYS: 31

               CL&P  WMECO   HWP   NNECO  RRR    QUINN   PSNH  NAEC   HEC   NU    TCI   AGENT

CONS. BAL>     46050 -56900  7500  77000 -17900 -5000   50750  -6500 -225   225

1 Begin Bal   109050 -47400  8500  75000 -16900 -5000   18250  -2500 -475  5475 -144000       0
Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
1 End Bal     109050 -47400  8500  75000 -16900 -5000   18250  -2500 -475  5475 -144000

Contributed        0      0     0      0      0     0       0      0    0     0   79500   79500
Borrowed       35000   2500     0   5000      0     0       0  20000    0     0   17000   79500
2 End Bal      74050 -49900  8500  70000 -16900 -5000   18250 -22500 -475  5475  -81500

Contributed        0      0     0      0      0     0       0      0    0     0   34000   34000
Borrowed           0   1500     0   7000      0     0       0    500    0  3500   21500   34000
3 End Bal      74050 -51400  8500  63000 -16900 -5000   18250 -23000 -475  1975  -69000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
4 End Bal      74050 -51400  8500  63000 -16900 -5000   18250 -23000 -475  1975  -69000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
5 End Bal      74050 -51400  8500  63000 -16900 -5000   18250 -23000 -475  1975  -69000

Contributed        0      0     0      0      0     0    3000      0    0  4000   54000   61000
Borrowed           0   3500  1000   1500      0     0       0      0    0     0   55000   61000
6 End Bal      74050 -54900  7500  61500 -16900 -5000   21250 -23000 -475  5975  -70000

Contributed    12000   2500     0      0      0     0    8000      0    0     0   55000   77500
Borrowed           0      0     0      0      0     0       0      0    0  1500   76000   77500
7 End Bal      86050 -52400  7500  61500 -16900 -5000   29250 -23000 -475  4475  -91000

Contributed    10000      0     0      0      0     0    2000      0    0     0   38000   50000
Borrowed           0      0     0      0      0     0       0      0    0     0   50000   50000
8 End Bal      96050 -52400  7500  61500 -16900 -5000   31250 -23000 -475  4475 -103000

Contributed     6000   2000     0      0      0     0    3000      0    0     0   53000   64000
Borrowed           0      0     0      0      0     0       0      0    0     0   64000   64000
9 End Bal     102050 -50400  7500  61500 -16900 -5000   34250 -23000 -475  4475 -114000

Contributed     4000      0     0      0      0     0    2000      0    0     0   50000   56000
Borrowed           0      0     0   3000      0     0       0      0    0     0   53000   56000
10 End Bal    106050 -50400  7500  58500 -16900 -5000   36250 -23000 -475  4475 -117000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
11 End Bal    106050 -50400  7500  58500 -16900 -5000   36250 -23000 -475  4475 -117000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
12 End Bal    106050 -50400  7500  58500 -16900 -5000   36250 -23000 -475  4475 -117000

Contributed    10000   2000     0      0      0     0    3500      0    0     0   51000   66500
Borrowed           0      0     0   2000      0     0       0      0    0  2500   62000   66500
13 End Bal    116050 -48400  7500  56500 -16900 -5000   39750 -23000 -475  1975 -128000

Contributed     9000   2500     0      0      0     0    2500      0    0     0   77000   91000
Borrowed           0      0     0   3000   1000     0       0      0    0     0   87000   91000
14 End Bal    125050 -45900  7500  53500 -17900 -5000   42250 -23000 -475  1975 -138000

Contributed     2500      0     0      0      0     0       0      0    0     0   11000   13500
Borrowed           0      0   500   2500      0     0    1000      0    0     0    9500   13500
15 End Bal    127550 -45900  7000  51000 -17900 -5000   41250 -23000 -475  1975 -136500

Contributed        0   1500     0      0      0     0    1000      0    0     0   44500   47000
Borrowed        3000      0     0   2500      0     0       0      0    0     0   41500   47000
16 End Bal    124550 -44400  7000  48500 -17900 -5000   42250 -23000 -475  1975 -133500

Contributed        0      0     0      0      0     0       0      0  250     0   91500   91750
Borrowed        3000      0     0   9000      0     0    2000      0    0   750   77000   91750
17 End Bal    121550 -44400  7000  39500 -17900 -5000   40250 -23000 -225  1225 -119000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
18 End Bal    121550 -44400  7000  39500 -17900 -5000   40250 -23000 -225  1225 -119000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
19 End Bal    121550 -44400  7000  39500 -17900 -5000   40250 -23000 -225  1225 -119000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
20 End Bal    121550 -44400  7000  39500 -17900 -5000   40250 -23000 -225  1225 -119000

Contributed     3500   1000  2500   8000      0     0   32000      0    0     0   75000  122000
Borrowed           0      0     0      0      0     0       0      0    0     0  122000  122000
21 End Bal    125050 -43400  9500  47500 -17900 -5000   72250 -23000 -225  1225 -166000

Contributed        0   3000     0      0      0     0    9000      0    0     0   83000   95000
Borrowed       40000      0     0      0      0     0       0      0    0     0   55000   95000
22 End Bal     85050 -40400  9500  47500 -17900 -5000   81250 -23000 -225  1225 -138000

Contributed        0   1500     0  28500      0     0       0      0    0     0   69000   99000
Borrowed           0      0  1000      0      0     0       0      0    0     0   98000   99000
23 End Bal     85050 -38900  8500  76000 -17900 -5000   81250 -23000 -225  1225 -167000

Contributed        0      0     0      0      0     0    3500      0    0     0  127000  130500
Borrowed       27500   1500     0   7500      0     0       0      0    0     0   94000  130500
24 End Bal     57550 -40400  8500  68500 -17900 -5000   84750 -23000 -225  1225 -134000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
25 End Bal     57550 -40400  8500  68500 -17900 -5000   84750 -23000 -225  1225 -134000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
26 End Bal     57550 -40400  8500  68500 -17900 -5000   84750 -23000 -225  1225 -134000

Contributed     6000      0     0      0      0     0       0      0    0     0   50000   56000
Borrowed           0  17000     0      0      0     0    5000      0    0     0   34000   56000
27 End Bal     63550 -57400  8500  68500 -17900 -5000   79750 -23000 -225  1225 -118000

Contributed    15000   3500     0      0      0     0       0  16500    0     0   59000   94000
Borrowed           0      0   500      0      0     0    3000      0    0     0   90500   94000
28 End Bal     78550 -53900  8000  68500 -17900 -5000   76750  -6500 -225  1225 -149500

Contributed     6000   1000     0      0      0     0       0      0    0     0   47500   54500
Borrowed           0      0     0      0      0     0   22000      0    0     0   32500   54500
29 End Bal     84550 -52900  8000  68500 -17900 -5000   54750  -6500 -225  1225 -134500

Contributed        0   2000     0      0      0     0    2000      0    0     0   72500   76500
Borrowed        3500      0     0   2500      0     0       0      0    0  1000   69500   76500
30 End Bal     81050 -50900  8000  66000 -17900 -5000   56750  -6500 -225   225 -131500

Contributed        0      0     0  11000      0     0       0      0    0     0   87500   98500
Borrowed       35000   6000   500      0      0     0    6000      0    0     0   51000   98500
31 End Bal     46050 -56900  7500  77000 -17900 -5000   50750  -6500 -225   225  -95000

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: FEBRUARY 1997
NUMBER OF DAYS: 28

               CL&P  WMECO   HWP   NNECO  RRR    QUINN   PSNH  NAEC    HEC   NU    TCI   AGENT

CONS. BAL>     25800 -59400  8750  75750 -17150 -5000  -11500 -26250 -225 130725

1 Begin Bal    46050 -56900  7500  77000 -17900 -5000   50750  -6500 -225    225  -95000       0
Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
1 End Bal      46050 -56900  7500  77000 -17900 -5000   50750  -6500 -225    225  -95000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
2 End Bal      46050 -56900  7500  77000 -17900 -5000   50750  -6500 -225    225  -95000

Contributed        0      0     0      0      0     0       0      0    0      0   95000   95000
Borrowed       32000   4000     0   7000      0     0    3000   9000    0      0   40000   95000
3 End Bal      14050 -60900  7500  70000 -17900 -5000   47750 -15500 -225    225  -40000

Contributed     7000   3000     0      0      0     0    3000      0    0      0   40000   53000
Borrowed           0      0     0   1500    500     0       0      0    0      0   51000   53000
4 End Bal      21050 -57900  7500  68500 -18400 -5000   50750 -15500 -225    225  -51000

Contributed     8500   1500     0      0      0     0    4000      0    0      0   51000   65000
Borrowed           0      0   500   1500      0     0       0      0    0      0   63000   65000
5 End Bal      29550 -56400  7000  67000 -18400 -5000   54750 -15500 -225    225  -63000

Contributed     5000      0     0   2000      0     0    3000      0    0  30000   63000  103000
Borrowed        5000      0     0      0      0     0   25000      0    0      0   73000  103000
6 End Bal      29550 -56400  7000  69000 -18400 -5000   32750 -15500 -225  30225  -73000

Contributed     6000   1000     0   1000      0     0    3500      0    0      0   73000   84500
Borrowed           0      0     0      0      0     0       0      0    0    500   84000   84500
7 End Bal      35550 -55400  7000  70000 -18400 -5000   36250 -15500 -225  29725  -84000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
8 End Bal      35550 -55400  7000  70000 -18400 -5000   36250 -15500 -225  29725  -84000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
9 End Bal      35550 -55400  7000  70000 -18400 -5000   36250 -15500 -225  29725  -84000

Contributed     4000   2000     0      0      0     0    4000      0    0   1000   50000   61000
Borrowed           0      0     0   2000      0     0       0      0    0      0   59000   61000
10 End Bal     39550 -53400  7000  68000 -18400 -5000   40250 -15500 -225  30725  -93000

Contributed     6500   1000     0      0      0     0    6000      0    0      0   68000   81500
Borrowed           0      0     0   1500      0     0       0      0    0      0   80000   81500
11 End Bal     46050 -52400  7000  66500 -18400 -5000   46250 -15500 -225  30725 -105000

Contributed     3000   1500     0      0      0     0    1000      0    0      0   25000   30500
Borrowed           0      0   500   2500      0     0       0      0    0      0   27500   30500
12 End Bal     49050 -50900  6500  64000 -18400 -5000   47250 -15500 -225  30725 -107500

Contributed     3000  15000     0      0      0     0       0      0    0  30000   50000   98000
Borrowed           0      0     0    500      0     0   32000      0    0      0   65500   98000
13 End Bal     52050 -35900  6500  63500 -18400 -5000   15250 -15500 -225  60725 -123000

Contributed        0    500     0      0   1000     0       0      0    0      0   65500   67000
Borrowed        9500      0   500   7500      0     0    4500      0    0      0   45000   67000
14 End Bal     42550 -35400  6000  56000 -17400 -5000   10750 -15500 -225  60725 -102500

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
15 End Bal     42550 -35400  6000  56000 -17400 -5000   10750 -15500 -225  60725 -102500

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
16 End Bal     42550 -35400  6000  56000 -17400 -5000   10750 -15500 -225  60725 -102500

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
17 End Bal     42550 -35400  6000  56000 -17400 -5000   10750 -15500 -225  60725 -102500

Contributed    20000   1750   250      0      0     0    2500      0    0    500   25000   50000
Borrowed           0      0     0   3000      0     0       0      0    0      0   47000   50000
18 End Bal     62550 -33650  6250  53000 -17400 -5000   13250 -15500 -225  61225 -124500

Contributed    10000   2000     0      0      0     0    2500      0    0      0   67000   81500
Borrowed        1000      0     0   3500      0     0       0      0    0    500   76500   81500
19 End Bal     71550 -31650  6250  49500 -17400 -5000   15750 -15500 -225  60725 -134000

Contributed        0      0  2500      0      0     0   20250      0    0      0  125000  147750
Borrowed       28500  10000     0   4500    250     0       0      0    0      0  104500  147750
20 End Bal     43050 -41650  8750  45000 -17650 -5000   36000 -15500 -225  60725 -113500

Contributed     5000   2000     0  23500      0     0       0      0    0  35000   56000  121500
Borrowed           0      0     0      0      0     0   27000   5000    0      0   89500  121500
21 End Bal     48050 -39650  8750  68500 -17650 -5000    9000 -20500 -225  95725 -147000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
22 End Bal     48050 -39650  8750  68500 -17650 -5000    9000 -20500 -225  95725 -147000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
23 End Bal     48050 -39650  8750  68500 -17650 -5000    9000 -20500 -225  95725 -147000

Contributed     3000      0   500   4500    500     0       0      0    0      0   40000   48500
Borrowed           0   4500     0      0      0     0       0      0    0      0   44000   48500
24 End Bal     51050 -44150  9250  73000 -17150 -5000    9000 -20500 -225  95725 -151000

Contributed        0      0   250      0      0     0    5500      0    0  35000   51500   92250
Borrowed       24000  12250     0   4750      0     0       0   5750    0      0   45500   92250
25 End Bal     27050 -56400  9500  68250 -17150 -5000   14500 -26250 -225 130725 -145000

Contributed    11500   3000  3000   3500      0     0       0      0    0      0   82000  103000
Borrowed           0      0     0      0      0     0   23000      0    0      0   80000  103000
26 End Bal     38550 -53400 12500  71750 -17150 -5000   -8500 -26250 -225 130725 -143000

Contributed     3250      0     0      0      0     0       0      0    0      0  110500  113750
Borrowed           0   4500  3750   2000      0     0    1000      0    0      0  102500  113750
27 End Bal     41800 -57900  8750  69750 -17150 -5000   -9500 -26250 -225 130725 -135000

Contributed      500    500     0   6000      0     0    1000      0    0      0   80000   88000
Borrowed       16500   2000     0      0      0     0    3000      0    0      0   66500   88000
28 End Bal     25800 -59400  8750  75750 -17150 -5000  -11500 -26250 -225 130725 -121500

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0      0       0


NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: March 1997
NUMBER OF DAYS: 31
               CL&P   WMECO   HWP   NNECO RRR   QUINN   PSNH   NAEC   HEC    NU  TCI    AGENT

CONS. BAL>    225300 -75900  5750  70000 -16400 -5000    -250 -20750 -225  39975

1 Begin Bal    25800 -59400  8750  75750 -17150 -5000  -11500 -26250 -225 130725 -121500       0
Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
1 End Bal      25800 -59400  8750  75750 -17150 -5000  -11500 -26250 -225 130725 -121500

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
2 End Bal      25800 -59400  8750  75750 -17150 -5000  -11500 -26250 -225 130725 -121500

Contributed     4000   1500     0   1000      0     0    3500      0    0      0   51000   61000
Borrowed       15000  20000   250   2000      0     0       0   4000    0   8000   11750   61000
3 End Bal      14800 -77900  8500  74750 -17150 -5000   -8000 -30250 -225 122725  -82250

Contributed     6000      0     0      0      0     0    4500      0    0      0   50500   61000
Borrowed           0    500   500   1000      0     0       0      0    0      0   59000   61000
4 End Bal      20800 -78400  8000  73750 -17150 -5000   -3500 -30250 -225 122725  -90750

Contributed     9500   1000     0      0      0     0    3000      0    0      0       0   13500
Borrowed           0      0     0   4500      0     0       0      0    0      0    9000   13500
5 End Bal      30300 -77400  8000  69250 -17150 -5000    -500 -30250 -225 122725  -99750

Contributed     5500    500     0      0      0     0     500      0    0      0       0    6500
Borrowed           0      0     0    500      0     0    1500      0    0    500    4000    6500
6 End Bal      35800 -76900  8000  68750 -17150 -5000   -1500 -30250 -225 122225 -103750

Contributed     3000   1500     0      0      0     0    1000      0    0      0   30000   35500
Borrowed           0      0     0   2500      0     0    2000      0    0  30000    1000   35500
7 End Bal      38800 -75400  8000  66250 -17150 -5000   -2500 -30250 -225  92225  -74750

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
8 End Bal      38800 -75400  8000  66250 -17150 -5000   -2500 -30250 -225  92225  -74750

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
9 End Bal      38800 -75400  8000  66250 -17150 -5000   -2500 -30250 -225  92225  -74750

Contributed    10000    500     0    500      0     0    9000      0    0      0       0   20000
Borrowed           0      0     0      0      0     0       0      0    0      0   20000   20000
10 End Bal     48800 -74900  8000  66750 -17150 -5000    6500 -30250 -225  92225  -94750

Contributed     9750   1500     0      0      0     0    1500      0    0      0       0   12750
Borrowed           0      0   250    750      0     0       0   3750    0      0    8000   12750
11 End Bal     58550 -73400  7750  66000 -17150 -5000    8000 -34000 -225  92225 -102750

Contributed    10750   1000     0    750   1000     0    2250      0    0      0       0   15750
Borrowed           0      0     0      0    250     0    2000      0    0    500   13000   15750
12 End Bal     69300 -72400  7750  66750 -16400 -5000    8250 -34000 -225  91725 -115750

Contributed     6500    500     0      0      0     0       0      0    0      0       0    7000
Borrowed           0      0     0   1000      0     0       0      0    0      0    6000    7000
13 End Bal     75800 -71900  7750  65750 -16400 -5000    8250 -34000 -225  91725 -121750

Contributed     2500    500     0      0      0     0       0      0    0      0   44000   47000
Borrowed       22000   3500  1500  12750    250     0    4000      0    0      0    3000   47000
14 End Bal     56300 -74900  6250  53000 -16650 -5000    4250 -34000 -225  91725  -80750

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
15 End Bal     56300 -74900  6250  53000 -16650 -5000    4250 -34000 -225  91725  -80750

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
16 End Bal     56300 -74900  6250  53000 -16650 -5000    4250 -34000 -225  91725  -80750

Contributed     5000   2500     0      0      0     0    1500      0    0      0       0    9000
Borrowed           0      0     0   2000      0     0       0      0    0      0    7000    9000
17 End Bal     61300 -72400  6250  51000 -16650 -5000    5750 -34000 -225  91725  -87750

Contributed     7000   1000     0      0    500     0    1500      0    0      0       0   10000
Borrowed           0      0     0   3000      0     0       0      0    0      0    7000   10000
18 End Bal     68300 -71400  6250  48000 -16150 -5000    7250 -34000 -225  91725  -94750

Contributed    11500   2000     0   1000      0     0    1000      0    0      0       0   15500
Borrowed           0      0     0      0      0     0    1500      0    0      0   14000   15500
19 End Bal     79800 -69400  6250  49000 -16150 -5000    6750 -34000 -225  91725 -108750

Contributed   175000      0  2500      0      0     0       0      0    0      0       0  177500
Borrowed           0   2000     0   2000      0     0    2000      0    0      0  171500  177500
20 End Bal    254800 -71400  8750  47000 -16150 -5000    4750 -34000 -225  91725 -280250

Contributed     4000   3000     0      0      0     0    4000      0    0      0       0   11000
Borrowed           0      0     0   2500      0     0       0      0    0      0    8500   11000
21 End Bal    258800 -68400  8750  44500 -16150 -5000    8750 -34000 -225  91725 -288750

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
22 End Bal    258800 -68400  8750  44500 -16150 -5000    8750 -34000 -225  91725 -288750

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
23 End Bal    258800 -68400  8750  44500 -16150 -5000    8750 -34000 -225  91725 -288750

Contributed    17000   2500     0  11000      0     0    6000      0    0      0       0   36500
Borrowed           0  12000     0      0      0     0       0      0    0      0   24500   36500
24 End Bal    275800 -77900  8750  55500 -16150 -5000   14750 -34000 -225  91725 -313250

Contributed        0   2500     0  28500      0     0       0      0    0      0   50000   81000
Borrowed       41500    500     0      0      0     0     500      0    0      0   38500   81000
25 End Bal    234300 -75900  8750  84000 -16150 -5000   14250 -34000 -225  91725 -301750

Contributed        0   1000     0      0      0     0    1500  13500    0      0   56000   72000
Borrowed        6500      0  3000  13500      0     0       0      0    0      0   49000   72000
26 End Bal    227800 -74900  5750  70500 -16150 -5000   15750 -20500 -225  91725 -294750

Contributed     4000      0     0      0      0     0       0      0    0      0   37250   41250
Borrowed           0   1000     0   1000    250     0   11500    250    0  27250       0   41250
27 End Bal    231800 -75900  5750  69500 -16400 -5000    4250 -20750 -225  64475 -257500

Contributed        0      0     0      0      0     0       0      0    0      0   14500   14500
Borrowed        4000   1500     0   6000      0     0    3000      0    0      0       0   14500
28 End Bal    227800 -77400  5750  63500 -16400 -5000    1250 -20750 -225  64475 -243000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
29 End Bal    227800 -77400  5750  63500 -16400 -5000    1250 -20750 -225  64475 -243000

Contributed        0      0     0      0      0     0       0      0    0      0       0       0
Borrowed           0      0     0      0      0     0       0      0    0      0       0       0
30 End Bal    227800 -77400  5750  63500 -16400 -5000    1250 -20750 -225  64475 -243000

Contributed        0   1500     0   6500      0     0       0      0    0      0   45500   53500
Borrowed        2500      0     0      0      0     0    1500      0    0  24500   25000   53500
31 End Bal    225300 -75900  5750  70000 -16400 -5000    -250 -20750 -225  39975 -222500

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0


ATTACHMENT 12
CAPITAL CONTRIBUTIONS
DURING THE FIRST QUARTER OF 1997, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS TO CHARTER OAK ENERGY:

01/24/97                 $ 27,600,000
02/28/97                 $    200,000
03/06/97                 $    100,000



UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
In the Matter of                                                 Quarterly
                                                            Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY                         to Partial
                                                            Consummation of
Berlin, Connecticut                                            Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certify that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period January 1, 1997 through March 31, 1997, the maximum
commercial paper outstanding at any one time was $0.   Commercial
paper outstanding on March 31, 1997 was $0. Maximum borrowings under the revolving credit portion of the agreement at any one time was $70,000,000 and $52,500,000 at March 31, 1997.

Dated March 31, 1997

Connecticut Yankee Atomic Power Company
/s/Robert C. Aronson
Assistant Treasurer
NAME OF BANK                  AMOUNT         DATE SOLD
                                $
TORONTO DOMINION BANK          5,000,000     01/02/97
TORONTO DOMINION BANK          5,000,000     01/06/97
TORONTO DOMINION BANK         60,000,000     01/09/97
TORONTO DOMINION BANK          2,000,000     01/15/97
TORONTO DOMINION BANK          2,500,000     02/05/97
TORONTO DOMINION BANK          2,500,000     02/10/97
TORONTO DOMINION BANK         67,500,000     02/10/97
TORONTO DOMINION BANK         67,500,000     03/07/97
TORONTO DOMINION BANK         47,500,000     03/10/97
TORONTO DOMINION BANK          2,000,000     03/17/97
TORONTO DOMINION BANK          5,000,000     03/20/97

*REPRESENTING REFINANCING OF MATURING LOANS

DATED March 31, 1997

CONNECTICUT YANKEE ATOMIC POWER CO.

BY/S/Robert C. Aronson
ITS ASSISTANT TREASURER





May 9, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Yankee Atomic Power Company ("CY"), as specified by the Securities and Exchange Commission.

     Please be advised that in connection with the private distribution of CY commercial paper from January 1, 1997 through March 31, 1997, all sales and resales have been made to customers included on the confidential list of investors held here at Citicorp.

Regards,
/s/ Pushkar Butani
Citicorp



UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
Northeast Utilities Service Company                 Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
Holyoke Water Power Company                      Transaction $56.25 Million
Northeast Nuclear Energy Company             Regional Revolving Credit
Rocky River Realty Company                             Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $56.25 million Regional Revolving Credit Agreement dated December 3, 1992 with Northeast Utilities Service Company, as Agent, in accordance with the terms and conditions or, and for the purposes represented by the Application/Declaration, as amended, filed by the Companies in this proceeding, and the Securities and Exchange Commission Order dated November 23, 1992 with respect thereto.

      During the period January 1, 1997 through March 31, 1997, Northeast Utilities had $11,250,000 outstanding for the quarter ending March 31, 1997.

Dated March 31, 1997
Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
                                                    Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
                                          Transaction $313.75 Million
                                                  Revolving Credit
                                                       Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $313.75 million Revolving Credit Agreement dated November 21, 1996 with Revolving Credit Agreement dated November 21, 1996 with Citicorp Securities, Inc. as arranger, Toronto Dominion Securities, Inc. as Syndication Agent, Fleet National Bank as Documentation Agent and Citibank, N.A. as Administrative Agent, in accordance with the terms and conditions filed with the Securities and Exchange Commission and ordered by them on November 20, 1996 with respect thereto.

      During the period January 1, 1997 through March 31, 1997, Northeast Utilities had $0 outstanding for the quarter ending March 31, 1997.

Dated March 31, 1997

Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer